UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2023, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan of
The Procter & Gamble Commercial Company

Date: December 11, 2023
By:      /s/ Kyle Scheidler
Kyle Scheidler
Senior Director

The Profit Sharing Retirement
Plan of The Procter & Gamble
Commercial Company

Employer ID No.: 66-0676831
Plan Number: 001

Financial Statements as of and for the
Years Ended June 30, 2023 and June 30, 2022,
Supplemental Schedule as of June 30, 2023, and
Independent Auditors' Report

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2023 and June 30, 2022	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2023 and June 30, 2022	3

Notes to Financial Statements as of and for the Years Ended June 30, 2023 and June 30, 2022	4-8

SUPPLEMENTAL SCHEDULE -	9

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2023	10

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company and the Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") as of June 30, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
December 11, 2023

We have served as the auditor of the Plan since 1993.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2023 AND JUNE 30, 2022

	2023	2022

PARTICIPANT-DIRECTED INVESTMENTS — At fair value:
Cash	$ 32,139	$ 5,025
The Procter & Gamble Company common stock	31,830,045	30,929,804
The J.M. Smucker Company common stock	200,388	175,886
Common collective trust	37,345	40,729
Mutual funds	59,416,211	53,476,173

Total participant-directed investments — at fair value	91,516,128	84,627,617

RECEIVABLES:
Accrued investment income	48,218	29,708
Companies contributions receivable	594,603	579,051

Total receivables	642,821	608,759

NET ASSETS AVAILABLE FOR BENEFITS	$ 92,158,949	$ 85,236,376

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2023 AND JUNE 30, 2022

	2023	2022

NET INVESTMENT INCOME/(LOSS):
Net appreciation/(depreciation) in fair value of investments	$ 6,632,162	$ (6,203,381)
Dividend income	2,055,192	1,747,789
Interest income	242,403	10,006

Total investment income/(loss), net	8,929,757	(4,445,586)

COMPANIES’ CONTRIBUTIONS	594,603	579,051

DEDUCTIONS:
Benefits paid to participants	2,557,648	3,717,827
Administrative expenses	44,139	32,907

Total deductions	2,601,787	3,750,734

NET INCREASE/(DECREASE) IN NET ASSETS	6,922,573	(7,617,269)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	85,236,376	92,853,645

End of year	$ 92,158,949	$ 85,236,376

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2023 AND JUNE 30, 2022

1.	PLAN DESCRIPTION
The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a voluntary defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial LLC (the “Plan Sponsor”) and Olay LLC (collectively, the “Companies”), subsidiaries of The Procter & Gamble Company (“P&G”). In order to be eligible to participate in the Plan, employees must be employed by the Companies and have completed one year of service. The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as a trustee of the Plan.  Alight Solutions, LLC is the recordkeeper of the Plan.  Northern Trust is a trustee and the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — The Companies make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan, up to specified limitations. The Companies’ contributions are calculated by applying the relevant contribution percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.
The following schedule details the contribution percentages by years of service.
Contribution
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with Companies’ contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants can allocate their account to one or more of the investment options.
Investments — Participants direct the investment of the Companies’ contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and P&G common stock as investment options for participants.

Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early/normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service. Refer to Note 5 for vesting provisions in the event of Plan termination.
Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or an amount of the participant’s election as often as once per month.
Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Companies’ annual contributions. During the years ended June 30, 2023 and June 30, 2022, there were no forfeitures available to reduce the Companies’ annual contributions.
Plan Amendment — The Plan Sponsor has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds, P&G common stock, and The J.M. Smucker Company (“Smuckers”) common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was passed by Congress.  The CARES Act provided immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The Plan implemented the required minimum distributions (RMDs) provision and RMDs were temporarily suspended for calendar year 2020. This suspension ended December 31, 2020.
Concentrations of Investments —  Included in investments at June 30, 2023 and 2022, are shares of P&G common stock of $31,830,045 and $30,929,804, respectively. This investment represents 34.8 percent and 36.5 percent of total investments at June 30, 2023 and 2022, respectively. A significant decline in the market value of P&G common stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are deducted from investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.  There were no participants who elected to withdrawal from the plan, but had not yet been paid at June 30, 2023 or 2022.
3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this Plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2023 or 2022.
Cash — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are actively traded.
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2023 and 2022, there were no transfers between levels.
Common Collective Trust Fund - As permitted by GAAP, the Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust fund. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for the common collective trust is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust fund measured at net asset value has not been classified in the fair value hierarchy.  The fair value amount presented in the table below are intended to permit reconciliation to the amounts presented in the Statement of Net Assets Available for Benefits.
The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2023 and 2022:
	2023	2022

Cash - Level 1	$ 32,139	$ 5,025
Common stock - Level 1	32,030,433	31,105,690
Mutual Funds - Level 1	59,416,211	53,476,173

Fair Value Sub-total	91,478,783	84,586,888

Investment measured at NAV - Common collective trust	37,345	40,729

Total	$ 91,516,128	$ 84,627,617

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of P&G common stock and funds managed by Banco Popular and Northern Trust. Transactions with the recordkeeper, trustee, and custodian qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.
At June 30, 2023 and 2022, the Plan held 209,767 and 215,104 shares, respectively, of P&G common stock with a cost basis of $15,129,051 and $15,019,895, respectively. During the years ended June 30, 2023 and 2022, the Companies contributed $594,603 and $579,051, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2023 and 2022, the Plan recorded dividend income from P&G common stock of $775,183 and $762,118, respectively.

During the years ended June 30, 2023 and 2022, the Plan’s investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $1,656,885 and $2,125,801, respectively.
5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.
6.	FEDERAL INCOME TAX STATUS
The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rican Internal Revenue Code (the “PRIRC”), enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning January 1, 2012. Also, the Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 22, 2018, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the latest determination letter. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan’s financial statements.
******

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

EIN: 66-0676831
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2023

	Identity of Issue	Description of Investment	Fair Value

*	BANCO POPULAR	Time Deposit Open Account Variable Rate (5.0630% as of 6/30/2023)	$ 32,139

*	THE NORTHERN TRUST SHORT TERM INV. FUND	Common Collective Trust	37,345

*	THE PROCTER & GAMBLE COMPANY	Common stock	31,830,045

	THE J.M. SMUCKER COMPANY	Common stock	200,388

	MUTUAL FUNDS:
	Vanguard	Treasury Money Market Fund	6,713,075
	Vanguard	Institutional Index	19,708,922
	Vanguard	Inflation Protected Securities	1,322,129
	Vanguard	Balanced Index	16,374,167
	Vanguard	Total Bond Index	4,040,834
	Vanguard	Small Cap Index	6,577,627
	Vanguard	FTSE All-World Ex US Index	4,679,457
	Total Mutual Funds		59,416,211

	TOTAL INVESTMENTS		$ 91,516,128

*	Party-in-interest.